Pricing Term Sheet dated as of June 26, 2014	Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplement dated June 23, 2014 to the Prospectus dated June 23, 2014 File No. 333-196966

AMSURG CORP.

Concurrent Offerings of

8,500,000 Shares of Common Stock

(the “Common Stock Offering”)

and

1,500,000 Shares of 5.250% Mandatory Convertible Preferred Stock, Series A-1

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated June 23, 2014 relating to the Common Stock Offering, the accompanying prospectus dated June 23, 2014 and the documents incorporated and deemed to be incorporated by reference therein (collectively, the “Common Stock Preliminary Prospectus”) (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated June 23, 2014 relating to the Mandatory Convertible Preferred Stock Offering, the accompanying prospectus dated June 23, 2014 and the documents incorporated and deemed to be incorporated by reference therein (collectively, the “Mandatory Convertible Preferred Stock Preliminary Prospectus”) (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering), each as filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement No. 333-196966). None of the Common Stock Offering or the Mandatory Convertible Preferred Stock Offering are contingent on the completion of the other. Any capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus or the Mandatory Convertible Preferred Stock Preliminary Prospectus, as applicable. Unless the context otherwise requires, references to “AmSurg” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean AmSurg Corp. and not its subsidiaries. The following information supplements and updates the information contained in the Common Stock Preliminary Prospectus and the Mandatory Convertible Preferred Stock Preliminary Prospectus, as applicable, and, to the extent conflicting, supercedes such information.

General

Issuer:	AmSurg Corp., a Tennessee corporation

Ticker / Exchange for Common Stock:	“AMSG” / Nasdaq Global Select Market (the “Nasdaq”)

Pricing Date:	June 26, 2014

Trade Date:	June 27, 2014

Settlement Date:	July 2, 2014

Joint Book-Running Managers:	Citigroup, SunTrust Robinson Humphrey, Barclays, Deutsche Bank Securities, Goldman, Sachs & Co., J.P. Morgan, Raymond James

Co-Managers:	BMO Capital Markets, Piper Jaffray, Cantor Fitzgerald & Co.

Common Stock Offering

Securities Offered:	8,500,000 shares of Common Stock (or 9,775,000 shares if the Underwriters exercise their option to purchase additional shares in full) (the “Common Stock”).

Public Offering Price:	$45.00 per share of Common Stock

Underwriting Discount:	$1.80 per share of Common Stock

Net Proceeds:	$367,200,000.00 (or $422,280,000.00 if the Underwriters exercise their option to purchase additional shares in full).

CUSIP / ISIN:	03232P405 / US03232P4054

Mandatory Convertible Preferred Stock Offering

Securities Offered:	1,500,000 shares of 5.250% Mandatory Convertible Preferred Stock, Series A-1 (or 1,725,000 shares if the Underwriters exercise their option to purchase additional shares in full) (the “Mandatory Convertible Preferred Stock”).

Public Offering Price:	$100 per share of Mandatory Convertible Preferred Stock

Underwriting Discount:	$3.00 per share of Mandatory Convertible Preferred Stock

Net Proceeds:	$145,500,000.00 (or $167,325,000.00 if the Underwriters exercise their option to purchase additional shares in full).

Dividends:	5.250% of the Initial Liquidation Preference of $100 for each share of Mandatory Convertible Preferred Stock per year (equivalent to $5.25 per annum per share of Mandatory Convertible Preferred Stock), to the extent lawful and declared by the Issuer’s board of directors, payable in cash, or at the Issuer’s election (subject to certain limitations), by delivery of any combination of cash and shares of Common Stock. The dividend payable on the first Dividend Payment Date, if declared, is expected to be $1.2979 per share of Mandatory Convertible Preferred Stock and on each subsequent Dividend Payment Date, if declared, will be $1.3125 per share of Mandatory Convertible Preferred Stock.

If the Issuer elects to make any such payment of a declared dividend, or any portion thereof in shares of Common Stock, such shares shall be valued for such purpose, in the case of any dividend payment or portion thereof, at the average VWAP (as defined in the Mandatory Convertible Shares Preliminary Prospectus) per share of Common Stock over the five consecutive Trading Day period commencing on and including the seventh Scheduled Trading Day immediately preceding the applicable Dividend Payment Date (the “Average Price”), multiplied by 97%. In no event will the number of shares of Common Stock delivered in connection with any declared dividend exceed a number equal to the total dividend payment divided by $15.75, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus (such dollar amount, as adjusted, the “Floor Price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of Common Stock delivered in connection with such declared dividend and 97% of the Average Price, the Issuer will, if it is legally able to do so, pay such excess amount in cash.

Dividend Payment Dates:	If declared, January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2014 and ending on July 1, 2017.

Mandatory Conversion Date:	July 1, 2017

Last reported sale price of Common Stock on the Nasdaq on June 26, 2014:	$45.80 per share of Common Stock.

Initial Price:	$45.00 per share of Common Stock (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus), which equals the public offering price in the Common Stock Offering.

Threshold Appreciation Price:	$55.13 per share of Common Stock, which represents an appreciation of approximately 22.50% over the Initial Price. The Threshold Appreciation Price is subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus.

Maximum Conversion Rate	2.2222 shares of Common Stock per share of Mandatory Convertible Preferred Stock (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus).

Minimum Conversion Rate	1.8141 shares of Common Stock per share of Mandatory Convertible Preferred Stock (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus).

Conversion Rate on the Mandatory Conversion Date:

The following table illustrates the Conversion Rate per share of Mandatory Convertible Preferred Stock (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus) based on the Applicable Market Value of Common Stock on the Mandatory Conversion Date:

	Applicable Market Value of the Common Stock on the Mandatory Conversion Date	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Less than or equal to $45.00 (the Initial Price)	2.2222 shares of Common Stock (the Maximum Conversion Rate)

	Greater than $45.00 (the Initial Price) and less than $55.13 (the Threshold Appreciation Price)	$100, divided by the Applicable Market Value

	Equal to or greater than $55.13 (the Threshold Appreciation Price)	1.8141 shares of Common Stock (the Minimum Conversion Rate)

Early Conversion at the Option of the Holder:

At any time prior to the Mandatory Conversion Date, other than during any Fundamental Change Conversion Period (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus), a Holder of shares of Mandatory Convertible Preferred Stock may elect to convert such Holder’s shares of Mandatory Convertible Preferred

Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock) into shares of Common Stock, at the Minimum Conversion Rate of 1.8141 shares of Common Stock per share of Mandatory Convertible Preferred Stock (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus).

If, as of the effective date of any early conversion (the “Early Conversion Date”), the Issuer has not declared all or any portion of the accumulated dividends for all Dividend Periods ending on a Dividend Payment Date prior to such Early Conversion Date, the Conversion Rate for such early conversion will be adjusted so that Holders converting their Mandatory Convertible Preferred Stock receive an additional number of shares of Common Stock equal to such amount of accumulated and unpaid dividends for such prior Dividend Periods, divided by the greater of the Floor Price and the average VWAP per share of Common Stock over the 20 consecutive Trading Day period commencing on and including the 22nd Scheduled Trading Day immediately preceding the Early Conversion Date (the “Early Conversion Average Price”). To the extent that the cash amount of the accumulated and unpaid dividends for all Dividend Periods ending on a Dividend Payment Date prior to the relevant conversion date exceeds the value of the product of the number of additional shares added to the Conversion Rate and the Early Conversion Average Price, the Issuer will not have any obligation to pay the shortfall in cash.

Early Conversion at the
Option of the Holder
Upon a Fundamental Change:	Upon the occurrence of a Fundamental Change prior to the Mandatory Conversion Date, under certain circumstances the Issuer will deliver or pay to Holders who convert their shares of the Mandatory Convertible Preferred Stock during the period (the “Fundamental Change Conversion Period”) from, and including, the Effective Date of the Fundamental Change to, but excluding, the earlier of (A) the Mandatory Conversion Date and (B) the date that is 30 calendar days after the Effective Date of such Fundamental Change, a number of shares of Common Stock or, if the Fundamental Change also constitutes a Reorganization Event, Units of Exchange Property, determined using the applicable Fundamental Change Conversion Rate.

Holders who convert Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a “Fundamental Change Dividend Make-whole Amount,” in cash or in shares of Common Stock, equal to the present value (computed using a discount rate of 5.250% per annum) of all remaining dividend payments on their shares of Mandatory Convertible Preferred Stock (excluding any accumulated and unpaid dividends for all Dividend Periods ending on or prior to the Dividend Payment Date immediately preceding the Effective Date of the Fundamental Change as well as dividends accumulated to the Effective Date of the Fundamental Change) from such Effective Date to, but excluding, the Mandatory Conversion Date. If the Issuer elects to pay the Fundamental Change Dividend Make-whole Amount in shares of Common Stock in lieu of cash, the number of shares of Common Stock that the Issuer will deliver will equal (x) the Fundamental Change Dividend Make-whole Amount divided by (y) the greater of the Floor Price and 97% of the price paid, or deemed paid, per share of Common Stock in the Fundamental Change.

In addition, to the extent that, as of the Effective Date of the Fundamental Change, the Issuer has not declared any or all of the accumulated dividends on the Mandatory Convertible Preferred Stock as of such Effective Date (including accumulated and unpaid dividends for all Dividend Periods ending on or prior to the Dividend Payment Date immediately preceding the Effective Date of the Fundamental Change as well as dividends accumulated to the Effective Date of the Fundamental Change, the “Accumulated Dividend Amount”), upon conversion, the Issuer will pay or deliver, as the case may be, such Accumulated Dividend Amount in cash (to the extent the Issuer is legally permitted to do so) or shares of Common Stock, or any combination thereof at the Issuer’s election, to Holders who convert Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period. If the Issuer elects to pay the Accumulated Dividend Amount in shares of Common Stock in lieu of cash, the number of shares of Common Stock that the Issuer will deliver will equal (x) the Accumulated Dividend Amount divided by (y) the greater of the Floor Price and 97% of the Stock Price.

To the extent that the sum of the Fundamental Change Dividend Make-whole Amount and Accumulated Dividend Amount or any portion thereof paid in shares of Common Stock exceeds the product of the number of additional shares the Issuer delivers in respect thereof and 97% of the Stock Price, the Issuer will, if the Issuer is legally able to do so, declare and pay such excess amount in cash.

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Effective Date of the Fundamental Change and the Stock Price paid (or deemed paid) per share of Common Stock in the Fundamental Change (each of the Stock Price and the Fundamental Change Conversion Rate subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus).

	Stock Price
Effective Date	$10.00	$20.00	$30.00	$40.00	$45.00	$48.00	$52.00	$55.13	$60.00	$70.00	$80.00	$90.00	$100.00	$150.00	$200.00
July 2, 2014	2.2286	2.1851	2.0702	1.9474	1.9006	1.8783	1.8547	1.8406	1.8248	1.8091	1.8051	1.8058	1.8077	1.8134	1.8143
July 1, 2015	2.2257	2.2102	2.1273	1.9962	1.9378	1.9087	1.8774	1.8585	1.8375	1.8166	1.8111	1.8108	1.8118	1.8141	1.8142
July 1, 2016	2.2233	2.2219	2.1916	2.0726	1.9958	1.9535	1.9061	1.8775	1.8468	1.8200	1.8144	1.8138	1.8140	1.8141	1.8141
July 1, 2017	2.2222	2.2222	2.2222	2.2222	2.2222	2.0833	1.9231	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141

The exact Stock Price and Effective Date may not be set forth on the table, in which case:

—     if the Stock Price is between two stock price amounts on the table or the Effective Date is between two dates on the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Stock Price amounts and the two dates, as applicable, based on a 365-day year;

—    if the Stock Price is greater than $200.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate (subject to adjustment as described in Mandatory Convertible Preferred Stock Preliminary Prospectus); and

—    if the Stock Price is less than $10.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus) (the “Minimum Stock Price”), then the Fundamental Change Conversion Rate will be determined (x) as if the Stock Price equaled the Minimum Stock Price and (y) if the Effective Date is between two dates on the table, using straight-line interpolation (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus).

Listing of Mandatory Convertible
Preferred Stock:	The Issuer expects to apply to list the Mandatory Convertible Preferred Stock on the Nasdaq and, if approved, expects trading on the Nasdaq to begin within 30 days of the initial issuance of the Mandatory Convertible Preferred Stock.

CUSIP / ISIN:	03232P 504 / US03232P5044

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of Citigroup Global Markets Inc., Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at prospectus@citi.com or by calling toll-free at 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.